Exhibit 99(a)(1)(F)

SUPPLEMENT TO THE

OFFER TO EXCHANGE

SHARES OF COMMON STOCK FOR

UP TO 7,750,000 WARRANTS

OF

DEL TACO RESTAURANTS, INC.

THE OFFER PERIOD AND YOUR RIGHT TO WITHDRAW WARRANTS THAT YOU TENDER

WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON AUGUST 8, 2016, UNLESS THE OFFER

PERIOD IS EXTENDED. THE COMPANY MAY EXTEND THE OFFER PERIOD AT ANY TIME.

The date of this supplement to the offer to exchange is July 25, 2016.

On July 11, 2016, Del Taco Restaurants, Inc., a Delaware corporation (the “Company”), distributed an offer to exchange letter (as amended, the “Offer Letter”) and a related letter of transmittal (the “Letter of Transmittal”) in connection with its invitation to holders of the Company’s issued and outstanding warrants exercisable for shares of the Company’s common stock, par value, $0.0001 per share (the “Shares”), at an exercise price of $11.50 per Share (the “Warrants”), to exchange 0.2780 Shares for every Warrant . The Company is now increasing the size of its offer by offering to exchange up to 7,750,000 Warrants upon the terms and subject to certain conditions described in the Offer Letter and the Letter of Transmittal, as amended and supplemented by this Supplement to the Offer to Exchange (this “Supplement,” which, together with the Offer Letter and the Letter of Transmittal, as they may hereafter be amended or supplemented from time to time, constitute the “Offer”).

The terms and conditions set forth in the Offer Letter remain applicable in all respects to the Offer, except to the extent amended and supplemented by this Supplement. Where information in the Offer Letter is in conflict with, is supplemented by or replaced by information in this Supplement, the information provided in this Supplement shall govern. Capitalized terms used in this Supplement but not otherwise defined have the meanings ascribed to those terms in the Offer Letter.

EXCEPT AS DESCRIBED IN THIS SUPPLEMENT, ALL TERMS AND CONDITIONS OF THE OFFER REMAIN UNCHANGED.

Because of the proration provisions described in the Offer Letter, we may exchange less than all of the Warrants tendered by a Warrant holder if more than an aggregate of 7,750,000 Warrants are properly tendered and not properly withdrawn. See “The Offer, Section 1. General Terms” of the Offer Letter.

Increase in Size of Offer

The number of Warrants the Company has offered to Exchange has been increased from 6,750,000 to 7,750,000. The Offer Letter and the Letter of Transmittal are hereby amended as follows to reflect the increased size of the Offer:

•	All occurrences of the text “6,750,000” in relation to the number of Warrants eligible to be exchanged pursuant to the Offer are hereby amended to read “7,750,000”.

The Shares issuable upon exercise of the 7,750,000 Warrants eligible to be tendered pursuant to the Offer represent approximately 20.4% of our outstanding Shares as of July 8, 2016. If all of the 7,750,000 eligible Warrants were validly tendered in the Offer, the Company would issue 2,154,500 Shares.

Extension of Expiration Date

The Expiration Date of the Offer has been extended from 11:59 p.m., Eastern time, on August 5, 2016, until 11:59 p.m., Eastern time, on August 8, 2016, unless the Offer is otherwise further extended or terminated. The Offer Letter and Letter of Transmittal are hereby amended as follows to reflect the extension:

•	All occurrences of the text “11:59 p.m., Eastern time, on August 5, 2016” are hereby replaced with “11:59 p.m., Eastern time, on August 8, 2016”.

Letter of Transmittal

The Letter of Transmittal is being amended and supplemented as described above. Any Warrant holders tendering in the Offer should complete the existing Letter of Transmittal (to the extent required) but such Warrant holders will be deemed to have submitted the Letter of Transmittal as amended pursuant to this Supplement.

The Offer Letter and this Supplement contain important information which should be read carefully before any decision is made with respect to the Offer.

Additional Information

If you have not previously tendered Warrants and you wish to tender all or any portion of your Warrants, you should follow the instructions described in “2. Procedure for Tendering Warrants” in the Offer Letter. You may tender your Warrants by using the Letter of Transmittal provided with the Offer Letter and following the procedures for Tendering Warrants set forth in the Offer Letter.

If you have previously tendered your Warrants, and you do not wish to withdraw the tender of all or any portion of those Warrants, you do not need to take any further action in response to this Supplement.

If you have previously tendered Warrants, and you wish to withdraw the tender of all of any portion of those Warrants, please follow the procedures for withdrawal of tendered Warrants, as set forth in “3. Withdrawal Rights” in the Offer Letter.

If you have previously tendered Warrants, and you wish to increase the number of Warrants tendered, please submit a new and later-dated Letter of Transmittal containing your new instructions in accordance with the procedures contained in “2. Procedure for Tendering Warrants” in the Offer Letter or, if your Warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, follow the procedures given to you by such party or contact such party and request that your prior instructions with respect to your tendered Warrants be changed.

Sincerely,

Del Taco Restaurants, Inc.

25521 Commercentre Drive

Lake Forest, CA 92630

The Depositary is Continental Stock Transfer & Trust Company. The Letter of Transmittal and certificates representing Warrants, and any other required documents should be sent or delivered by each holder of Warrants or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

THE DEPOSITARY FOR THE OFFER IS:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

IF DELIVERING BY MAIL, HAND OR COURIER:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

17 Battery Place, 8th Floor

New York, NY 10004

Attention: Corporate Actions Department

CONFIRM BY TELEPHONE:

Telephone: (917) 262-2378

THE INFORMATION AGENT FOR THE OFFER IS:

470 West Avenue – 3rd Floor

Stamford, CT 06902

Banks and Brokerage Firms, please call (203) 658-9400

Warrant Holders, please call (855) 291-6792 toll free

THE FINANCIAL ADVISOR FOR THE OFFER IS:

PIPER JAFFRAY & CO.

50 California Street, Suite 3100

San Francisco, CA 94111

Telephone: (888) 415-0317

Any question or request for assistance may be directed to the Information Agent or the Financial Advisor at the address, phone number and email address listed above.

Requests for additional copies of the Offer Letter, the Letter of Transmittal, Supplement or other documents related to the offer may also be directed to the Information Agent.